 Filed Pursuant to Rule 424(b)(3)
Registration Number 333-152848

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SHAREHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

1,477,865 Ordinary Shares

RADCOM Ltd.

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This prospectus relates to the resale from time to time of up to 1,477,865 ordinary shares, as follows:

•	up to 976,564 ordinary shares held by the selling shareholders; and
•	up to 501,301 ordinary shares issuable upon exercise of warrants held by the selling shareholders.

We will not receive any proceeds from sales of the ordinary shares offered pursuant to this prospectus, but we will receive the proceeds from the exercise of warrants. The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the ordinary shares from time to time through public or private transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to prevailing market prices or at privately negotiated prices.

The selling shareholders and any agent or broker-dealer that participates with the selling shareholders in the distribution of the ordinary shares may be considered “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and, in that event, any commissions received by them and any profit on the resale of the shares may be considered underwriting commissions or discounts under the Securities Act.

Our ordinary shares are listed for quotation on the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol “RDCM.” On August 18, 2008, the closing sale price of our ordinary shares on the NASDAQ Capital Market was $1.64 per share and on the Tel Aviv Stock Exchange was NIS 5.82 per share. You are urged to obtain the current market quotations for our ordinary shares.
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Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” on page 7 to read about factors you should consider before buying our ordinary shares.
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Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 26, 2008

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that we filed with the United States Securities and Exchange Commission (the “SEC”), utilizing a “shelf” registration process. Under this shelf process, the selling shareholders may offer up to a total of 1,477,865 ordinary shares, from time to time, in one or more offerings in any manner described under the section in this prospectus entitled “Plan of Distribution.”

Unless the context otherwise requires, all references in this prospectus to “RADCOM,” “we,” “our,” “our company,” “us” and the “Company” refer to RADCOM Ltd. and its consolidated subsidiaries, unless otherwise indicated. References to “RADCOM” refer to RADCOM Ltd.

All references in this prospectus to “ordinary shares” refer to our ordinary shares, par value 0.20 NIS per share.

All references in this prospectus to “dollars” or “$” are to United States dollars.

All references in this prospectus to “shekels” or “NIS” are to New Israeli Shekels.

REVERSE SHARE SPLIT

In May 2008, our shareholders approved a one-to-four reverse share split. The purpose of the reverse share split was to enable the Company to continue to comply with the minimum $1.00 bid price of the NASDAQ Capital Market. We effected this reverse share split in June 2008. All figures cited in this prospectus reflect the impact of such reverse share split.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us and the securities being sold in this offering, including the risks discussed under the heading “Risk Factors,” contained in this prospectus. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference into this prospectus, including our annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008, referred to as “our Form 20-F for 2007,” and our Forms 6-K regarding our 2008 financial results through June 30, 2008 and recent transactions, all incorporated by reference into this prospectus.

Our Company

RADCOM Ltd. was incorporated in 1985 under the laws of the State of Israel, and we commenced operations in 1991. The principal legislation under which we operate is the Israeli Company Laws 1999 (the “Israeli Companies Law”). Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel, and our telephone and fax numbers are 972-3-645-5055 and 972-3-647-4681, respectively.

In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc. (“RADCOM Equipment, Inc.”), a New Jersey corporation, which serves as our agent for service of process in the United States. RADCOM Equipment is located at 6 Forest Avenue, Paramus, New Jersey 07652, and its telephone number is (201) 518-0033. In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (1996) Ltd. (“RADCOM Investments”), located at our office in Tel-Aviv, Israel; its telephone number is the same as ours (972-3-645-5055). In 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., a United Kingdom corporation. RADCOM (UK) Ltd. is located at 2440 The Quadrant, Aztec West, Almondsbury, Bristol, BS32 4AQ England, and its telephone number is 44-1454-878827.

We develop, manufacture, market and support innovative network test and service assurance solutions for communications service providers and equipment vendors. We specialize in next generation cellular as well as voice, data and video over IP networks. Our solutions are used in the development and installation of network equipment and in the maintenance of operational networks. Our products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation (the ability to collect network information for a third-party application). We currently offer the following solutions: (i) Network monitoring and (ii) Protocol Analyzers.

(i)  Network Monitoring: Our award-winning Omni-Q is a unique, next-generation network testing, monitoring and performance management solution. The Omni-Q system consists of a powerful and user-friendly central management module and a broad range of intrusive and non-intrusive probes covering various networks and services, including VoIP, UMTS, CDMA, IPTV, IMS data and others. The Omni-Q’s central management module is designed to exploit the unique capabilities and feature set of our probes. It consolidates captured information into a comprehensive, integrated network service view that facilitates performance monitoring, fault detection, and network and service troubleshooting.

(ii)  Protocol Analyzers: Our award-winning network protocol analyzers offer a powerful network analysis and test solutions available to the Cellular, VoIP and data communications industry. Our network analyzers support over 700 protocols with multiple interfaces, allowing users to troubleshoot and analyze the most complex and advanced networks, quickly and simply.

We categorize our products into two primary lines: (i) the Omni-Q network monitoring solution and (ii) the Performer family.

(i)   The Omni-Q Network Monitoring Solution: The Omni-Q is a unique, comprehensive, next-generation probe base service assurance solution for network and service monitoring. The Omni-Q solution consists of a powerful and user-friendly central management server and a broad range of intrusive and non-intrusive probes covering various networks and services, including VoIP, UMTS, CDMA and data. These probes are based on the R70 probe and Performer family platforms, enabling the Omni-Q to deliver full visibility at the session and application level (and not only at the single packet or message level), with full 7-layer analysis. The R70 probe platform is an embedded Linux platform, based on our GearSet technology. The GearSet is a technology extension of our successful GEAR chip technology, allowing a full session tracing and analysis in a chip set and permitting wirespeed analysis of network services. In addition, the Omni-Q benefits global telecommunications carriers, by providing end-to-end voice quality monitoring and management.

(ii)  The Performer Family: The Performer family is an open platform that supports a wide range of test applications over a variety of technologies. With simplified control from a central console, the Performer hardware and software suite tests the quality and grade of service of a real-world network environment. The Performer family is a PC-based system, utilizing our generic analyzer processor, or GEAR-based, hardware. Our GEAR (GenEric AnalyzeR processor) chip is our main differentiating technology. It is a proprietary, one-chip analyzer processor designed to provide on all layers wirespeed testing performance, independent of protocols and technologies. The GEAR processor positions us as the industry leader in the high-performance, communication test-equipment market. It allows one platform to carry out both network troubleshooting and analysis as well as packet and cell analysis in real time, at up to 2.5 gigabytes per second (Gbps), with no limitation on interface type or protocols. The GEAR technology also allows us to rapidly develop and roll out new interfaces by merely adding a new interface with the appropriate functionality. The Performer family is unique for its combination of strong hardware performance and flexible software use.

Our objective is to become a market leader in network test and service monitoring solutions. To this end, we seek to deliver customer-oriented, technically advanced and cost-effective products and to support them according to world-class standards. Key elements of our strategy include:

•	Capitalizing on the growth in the Cellular network and the move of wireline networks to IP technology markets and their associated monitoring needs;

•	Leveraging and expanding our top-tier customer base and distribution channels to gain access to the service providers who are offering these new technologies;

•	Broadening our penetration of major service providers and vendors;

•	Extending our sales capabilities and distribution channels;

•	Repeating sales to our existing customers;

•	Leveraging our experience and knowledge in the area of converged networks and technology platforms to produce comprehensive testing and analysis solutions for triple-play networks;

•	Maintaining technological leadership while addressing the needs of emerging technology markets;

•	Partnering with companies that offer complementary solutions and applications; and

•	Carrying out synergistic strategic transactions with companies in tangent markets to broaden our solution portfolio and our sales and marketing reach.

Our sales network includes RADCOM Equipment, our wholly-owned subsidiary in the United States, as well as nine independent representatives, and more than 35 independent distributors in over 35 other countries. No single customer accounted for more than 10% of our sales in the year ended December 31, 2007 or in the six months ended June 30, 2008.

THE TRANSACTIONS

Background

Following are the sequence of events relating to the offering of securities described in this prospectus:

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On December 19, 2007, we entered into a Share and Warrant Purchase Agreement (defined below) with the selling shareholders relating to the issuance of ordinary shares and PIPE Warrants (defined below). On February 3, 2008, we completed the transaction pursuant to the Share and Warrant Purchase agreement and issued to the selling shareholders 976,564 ordinary shares and PIPE Warrants exercisable into an aggregate of 325,520 ordinary shares.

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On April 1, 2008, we entered into a Loan Agreement (defined below) with Plenus (defined below) pursuant to which we issued to Plenus one Plenus Warrant (defined below) exercisable into an aggregate of 175,781 ordinary shares.

•	On June 16, 2008, we effected a one-for-four reverse share split.

Share and Warrant Purchase Agreement

On December 19, 2007, we entered into an agreement (the “Share and Warrant Purchase Agreement”) with the selling shareholders (described under the section in this prospectus entitled “Selling Shareholders”) pursuant to which we agreed to issue to the selling shareholders an aggregate of 976,564 ordinary shares and warrants (the “PIPE Warrants”) exercisable into an aggregate of 325,520 ordinary shares. On February 3, 2008, we completed the private investment in public equity transaction (the “PIPE” or “private placement”) pursuant to the Share and Warrant Purchase Agreement, and we issued to the selling shareholders an aggregate of 976,564 ordinary shares and the PIPE Warrants. The PIPE Warrants are exercisable at an exercise price of $3.20 per warrant. The PIPE Warrants are exercisable during a three-year period ending on February 3, 2011.

Loan Agreement

On April 1, 2008, we entered into an agreement with Plenus II, Limited Partnership, Plenus II (D.C.M.), Limited Partnership, Plenus III, Limited Partnership, Plenus III (D.C.M.), Limited Partnership, Plenus III (2), Limited Partnership and Plenus III (C.I.), L.P. (collectively, “Plenus”) (the agreement, the “Loan Agreement”) pursuant to which Plenus provided us a loan in the amount of $2.5 million; the loan is for a period of three years, and it bears interest at the rate of 10% per annum. Under the Loan Agreement, we granted Plenus a single warrant, and registration rights with respect to the ordinary shares underlying the warrant, to purchase $450,000 of our ordinary shares (the “Plenus Warrant” and together with the PIPE Warrants, the “Warrants”). The Plenus Warrant is exercisable for a period of five years, and its exercise price is $2.56 per share. The Plenus Warrant is exercisable until April 14, 2013, which is five years from the date of closing.

The Warrants are subject to (i) adjustment for share dividends, share splits, reclassification, reorganization and other similar events, and (ii) anti-dilution adjustment.

We agreed with the recipients of our ordinary shares and Warrants to register for public resale the 976,564 ordinary shares issued to them in the PIPE and the 501,301 ordinary shares issuable to them upon exercise of the Warrants. This prospectus has been prepared, and the Registration Statement of which this prospectus is a part has been filed with the SEC, to satisfy our obligations to the recipients of our ordinary shares and warrants.

Accordingly, this prospectus covers:

•	the resale by selling shareholders of our ordinary shares issued in the private placement; and

•	the resale by selling shareholders of our ordinary shares issuable upon exercise of the Warrants issued in the private placement and pursuant to the Loan Agreement.

Investing in our ordinary shares involves risks. You should carefully consider the information under “Risk Factors” beginning on page 7 and the other information included or incorporated by reference in this prospectus before investing in our ordinary shares.

RISK FACTORS

You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into, this prospectus, when deciding whether to purchase our ordinary shares. The risks and uncertainties described below and in the documents we have incorporated by reference into this prospectus are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations, and our liquidity. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Our Industry

We may incur losses in the future.

Although we had net income in the fiscal year ended December 31, 2005, in the fiscal years ended December 31, 2006 and 2007, we incurred losses, and we also incurred losses in the first and second quarters of 2008 of $0.9 million and $1.8 million, respectively. We may incur losses in the future, which could materially affect our cash, liquidity and adversely affect the value and market price of our shares.

We have a history of quarterly fluctuations and unpredictability in our results of operations and expect these fluctuations to continue. This may cause our stock price to decline.

We have experienced and expect to experience in the future significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

•	the variation in size and timing of individual purchases by our customers;

•	absence of long-term customer purchase contracts;

•	seasonal factors that may affect capital spending by customers, such as the varying fiscal year-ends of customers and the reduction in business during the summer months, particularly in Europe;

•	the relatively long sale cycles for our products;

•	competitive conditions in our markets;

•	the timing of the introduction and market acceptance of new products or product enhancements by us and by our customers, competitors and suppliers;

•	changes in the level of operating expenses relative to revenues;

•	product quality problems;

•	supply interruptions;

•	changes in global or regional economic conditions or in the telecommunications industry;

•	delays in purchasing decisions or customer orders due to customer consolidation;

•	changes in the mix of products sold; and

•	size and timing of approval of grants from the Government of Israel.

We believe, therefore, that period-to-period comparisons of our operating results should not be relied upon as a 3reliable indication of future performance.

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Our revenues in any period generally have been, and may continue to be, derived from a relatively small number of orders with relatively high average revenues per order. Therefore, the loss of any order or a delay in closing a transaction could have a more significant impact on our quarterly revenues and results of operations than on those of companies with relatively high volumes of sales or low revenues per order. Our products generally are shipped within 15 to 30 days after orders are received. As a result, we generally do not have a significant backlog of orders, and revenues in any quarter are substantially dependent on orders booked, shipped and installed in that quarter.

We may experience a delay in generating or recognizing revenues for a number of reasons and based on revenue recognition accounting requirements. Unfulfilled orders at the beginning of each quarter are typically substantially less than our expected revenues for that quarter. Therefore, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. Moreover, demand for our products may fluctuate as a result of seasonality. Generally, we are affected by the capital spending of the end-users of our products. These end-users tend to spend more towards the end of their fiscal year, which is typically the end of the calendar year, resulting in more orders during the second half of the year compared to the first half of the year. This has been the pattern over the last few years.

Our revenues for a particular period may also be difficult to predict and may be adversely affected if we experience a non-linear (back-end loaded) sales pattern during the period. We generally experience significantly higher levels of sales towards the end of a period as a result of customers submitting their orders late in the period or as a result of manufacturing issues or component shortages which may delay shipments. Such non-linearity in shipments can increase costs, as irregular shipment patterns result in periods of underutilized capacity and periods when overtime expenses may be incurred, and also lead to additional costs associated with inventory planning and management. Furthermore, orders received towards the end of the period may not ship within the period due to our manufacturing lead times.

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Except for our cost of revenues, most of our costs, .including personnel and facilities costs, are relatively fixed at levels based on anticipated revenue. As a result, a decline in revenue from even a limited number of orders could result in our failure to achieve expected revenue in any quarter and unanticipated variations in the timing of realization of revenue could cause significant variations in our quarterly operating results and could result in losses.

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If our revenues in any quarter remain level or decline in comparison to any prior quarter, our financial results could be materially adversely affected. In addition, if we do not reduce our expenses in a timely manner in response to level or declining revenues, our financial results for that quarter could be materially adversely affected.

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Due to the factors described above, as well as other unanticipated factors, in future quarters our results of operations could fail to meet the expectations of public market analysts or investors. If this occurs, the price of our ordinary shares may fall.

A slowdown in the telecommunications industry generally, or in the sectors of the industry that we target (currently primarily 3G and 3.5G Cellular and triple-play networks), could materially adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry. The global telecommunications industry is evolving rapidly, and it is difficult to predict its potential growth rate or future trends in technology development. The deregulation, privatization and economic globalization of the worldwide telecommunications market that have resulted in increased competition and escalating demand for new technologies and services may not continue in a manner favorable to us or our business strategies. In addition, the growth in demand for Internet services and the resulting need for high speed or enhanced telecommunications equipment may not continue at its current rate or at all.

Our future success depends upon the increased utilization of our test solutions by next-generation network operators and telecommunications equipment vendors. Industry-wide network equipment and infrastructure development driving the demand for our products and services may be delayed or prevented by a variety of factors, including cost, regulatory obstacles or the lack of, or reduction in, consumer demand for advanced telecommunications products and services. Telecommunications equipment vendors and network operators may not develop new technology or enhance current technology. Further, any such new technology or enhancements may not lead to greater demand for our products.

Continued negative trends and factors affecting the telecommunications industry specifically and the economy in general may result in reduced demand and pricing pressure on our products.

Negative trends and factors affecting the telecommunications industry specifically and the economy in general over the past several years have negatively affected our results of operations. As a result of the build-up of capacity by telecommunications companies in the late 1990s, the telecommunications sector has been facing significant challenges from excess capacity, new technologies and intense price competition. This excess network capacity, combined with the failure of many competitors in the telecommunications sector, has contributed to delayed adoption of next-generation cellular and wireline networks. In addition, weak economic conditions that started during the second half of 2007 resulted in reduced capital expenditures, reluctance to commit to long-term capital outlays and longer sales processes for network procurements by our customers. We cannot predict the duration of the improvement or the impact it may have on our results of operations. Furthermore, during 2007, we were affected by a slowdown in the pace of new 3G and 3.5G Cellular deployments.

Generally, if economic growth in the United States and other countries’ economies is slowed, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States or other key markets deteriorate, we may experience material impacts on our business, operating results, and financial condition.

Finally, an overall trend toward industry consolidation and rationalization among our customers, competitors and suppliers can affect our business, especially if any of the sectors we service or the countries or regions in which we do business are affected. Industry consolidation may slow down the implementation of new systems and technologies. Any future weakness in the economy or the telecommunications industry could affect us through reduced demand for our products, leading to a reduction in revenues and a material adverse effect on our business and results of operations.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

The telecommunications market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain changes of which could reduce the market for our products or require us to develop new products. For example, the new IPTV market required us to develop a new product to keep ahead with customer requirements.

New or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our products. Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive. For example, many of our strategic initiatives and investments are aimed at meeting the requirements of application providers of 3G and 3.5G Cellular and triple-play networks. If networking evolves toward greater emphasis on application providers, we believe we have positioned ourselves well relative to our key competitors. If it does not, however, our initiatives and investments in this area may be of no or limited value. As a result we cannot quantify the impact of new product introductions on our future operations.

In addition, as a result of the need to develop new and enhanced products, we expect to continue making investments in research and development before or after product introductions. Some of our research and development activities relate to long-term projects, and these activities may fail to achieve their technical or business targets and may be terminated at any point, and revenues expected from these activities may not be received for a substantial time, if at all.

Our inventory may become obsolete or unusable.

We make advance purchases of various component parts in relatively large quantities to ensure that we have an adequate and readily available supply. Our failure to accurately project our needs for these components and the demand for our products that incorporate them, or changes in our business strategy or technology that reduce our need for these components, could result in these components becoming obsolete prior to their intended use or otherwise unusable in our business. This would result in a write-off of inventories for these components.

Any reversal or slowdown in deregulation of telecommunications markets could materially harm the markets for our products.

Future growth in the markets for our products will depend, in part, on the continued privatization, deregulation and the restructuring of telecommunications markets worldwide, as the demand for our products is generally higher when a competitive environment exists. Any reversal or slowdown in the pace of this privatization, deregulation or restructuring could materially harm the markets for our products. Moreover, the consequences of deregulation are subject to many uncertainties, including judicial and administrative proceedings that affect the pace at which the changes contemplated by deregulation occur, and other regulatory, economic and political factors. Furthermore, the uncertainties associated with deregulation have in the past, and could in the future, cause our customers to delay purchasing decisions pending the resolution of these uncertainties.

Our business could be harmed if we were to lose the services of one or more members of our senior management team, or if we are unable to attract and retain qualified personnel.

Our future growth and success depends to a significant extent upon the continuing services of our executive officers and other key employees. We do not have long-term employment agreements or non-competition agreements with any of our employees. Competition for qualified management and other high-level telecommunications industry personnel is intense, and we may not be successful in attracting and retaining qualified personnel. If we lose the services of any key employees, we may not be able to manage our business successfully or to achieve our business objectives.

Our success also depends on our ability to identify, attract and retain qualified technical, sales, finance and management personnel. We have experienced, and may continue to experience, difficulties in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our revenues and product development efforts could be harmed.

We may lose significant market share as a result of intense competition in the markets for our existing and future products.

Many companies compete with us in the market for network testing and service monitoring solutions. We expect that competition will increase in the future, both with respect to products that we currently offer and products that we are developing. Moreover, manufacturers of data communications and telecommunications equipment, which are current and potential customers of ours, may in the future incorporate into their products capabilities similar to ours, which would reduce the demand for our products. In addition, affiliates of ours that currently provide services to us may, in the future, compete with us.

Many of our existing and potential competitors have substantially greater resources, including financial, technological, engineering, manufacturing and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

We are dependent upon the success of distributors and sales representatives who are under no obligation to distribute our products.

We are highly dependent upon our distributors for their active marketing and sales efforts and for the distribution of our products and sales representatives in North America to a lesser degree. Many of our distributors outside of North America and China are the only entities engaged in the distribution of our products in their respective geographical areas. Typically, our arrangements with them do not prevent our distributors from distributing competing products, or require them to distribute our products in the future. Our distributors may not give a high priority to marketing and supporting our products. Our results of operations could be materially adversely affected by changes in the financial situation, business or marketing strategies of our distributors. Any such changes could occur suddenly and rapidly.

We may lose customers and/or distributors on whom we currently depend and we may not succeed in developing new distribution channels.

We had one customer in North America who accounted for more than 10% of our sales in each of 2005 and 2006. This customer reduced its orders in 2007, thereby accounting for less than 10% of our sales, which had an adverse impact on our operating results.

Our seven largest distributors accounted for a total of approximately 36.1% of our sales in 2005, 40.7% of our sales in 2006 and 39.3% of our sales in 2007. One of our largest distributors in Europe accounted for about 10% of our sales in 2005. None of our distributors accounted for more than 10% of our sales in 2006 or 2007. If we terminate or lose any of our distributors or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all. Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

Products as complex as ours sometimes contain undetected errors. These errors can cause delays in product introductions or require design modifications. In addition, we are dependent on other suppliers for key components that are incorporated in our products. Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, due to faulty installation or any other cause, may result in customer dissatisfaction, product return and, potentially, product liability claims being filed against us. Our warranties permit customers to return defective products for repair. The warranty period is for one year. Any failure of a system in which our products are deployed (whether or not our products are the cause), any product recall or product liability claims with any associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and harm to our business.

We incorporate open source technology in our products, which may expose us to liability and have a material impact on our product development and sales.

Some of our products utilize open source technologies. These technologies are licensed to us on varying license structures, including the General Public License. This license and others like it pose a potential risk to products in the event they are inappropriately integrated. In the event that we have not, or do not in the future, properly integrate software that is subject to such licenses into our products, we may be required to disclose our own source code to the public, which could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could, therefore, materially adversely affect our competitive advantage and impact our business results of operations and financial condition.

We depend on limited sources for key components and if we are unable to obtain these components when needed, we will experience delays in manufacturing our products.

We currently obtain key components for our products from either a single supplier or a limited number of suppliers. We do not have long-term supply contracts with any of our existing suppliers. This presents the following risks:

•	Delays in delivery or shortages in components could interrupt and delay manufacturing and result in cancellations of orders for our products.

•	Suppliers could increase component prices significantly and with immediate effect.

•	We may not be able to locate alternative sources for product components.

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Suppliers could discontinue the manufacture or supply of components used in our products. This may require us to modify our products, which may cause delays in product shipments, increased manufacturing costs and increased product prices.

•	We may be required to hold more inventory than would be immediately required in order to avoid problems from shortages or discontinuance.

•	We have experienced delays and shortages in the supply of components on more than one occasion in the past. This resulted in delays in our delivering products to our customers.

We depend on a limited number of independent manufacturers, which reduces our ability to control our manufacturing process.

We rely on a limited number of independent manufacturers, some of which are small, privately held companies, to provide certain assembly services to our specifications. We do not have any long-term supply agreements with any third-party manufacturer. If our assembly services are reduced or interrupted, our business, financial condition and results of operations could be adversely affected until we are able to establish sufficient assembly services supply from alternative sources. Alternative manufacturing sources may not be able to meet our future requirements, and existing or alternative sources may not continue to be available to us at favorable prices.

If we do not effectively manage our planned growth, our business and operating results could be adversely affected.

Our planned growth has placed, and is expected to continue to place, significant demands on our management and our administrative and operational resources. To manage our planned expansion effectively, we need to continue to develop and improve our operational and financial systems, sales and marketing capabilities and expand, train, retain, manage and motivate our employee base. Our systems, procedures or controls may not be adequate to support our operations and our management may not be able to successfully exploit future market opportunities, including, without limitation, strategic partnerships and joint ventures, or successfully manage our relationships with customers and other third parties. We may not continue to grow and, if we do, we may not effectively manage such planned growth. Any failure to manage planned growth could have an adverse effect on our business, financial condition and results of operations.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, nondisclosure agreements and technical measures to establish and protect our intellectual property rights in our products and technologies. In addition, we sometimes enter into non-competition, non-disclosure and confidentiality agreements with our employees, distributors and manufacturers’ representatives, and certain suppliers with access to sensitive information. However, we have no registered patents, and these measures may not be adequate to protect our technology from third-party infringement. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce certain existing non-competition agreements. Additionally, effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.

We may be subject to litigation, including without limitation, regarding infringement claims or claims that we have violated intellectual property rights, which could seriously harm our business.

Third parties may from time to time assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. If such infringement were found to exist, we might be required to modify our products or intellectual property or obtain a license or right to use such technology or intellectual property. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Yehuda Zisapel and Zohar Zisapel, beneficially own approximately 39.3% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of August 18, 2008, Yehuda Zisapel and Zohar Zisapel (our Chairman of the Board of Directors), who are brothers, beneficially owned an aggregate of 1,993,447 ordinary shares, representing approximately 39.3% of the ordinary shares. As a result, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors. In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control of management.

We engage in transactions, and compete, with companies controlled by Yehuda Zisapel and Zohar Zisapel, which may result in potential conflicts.

We are engaged in, and expect to continue to be engaged in, numerous transactions with companies controlled by Yehuda Zisapel and Zohar Zisapel. We believe that such transactions are beneficial to us and are generally conducted upon terms that are no less favorable to us than would be available from unaffiliated third parties. Nevertheless, these transactions may result in a conflict of interest between what is best for us and the interests of the other parties in such transactions. In addition, several products of such affiliated companies may be used in place of our products, and it is possible that direct competition between us and one or more of such affiliated companies may develop in the future. Moreover, opportunities to develop, manufacture, or sell new products (or otherwise enter new fields) may arise in the future and be pursued by one or more affiliated companies instead of or in competition with us. This could materially adversely affect our business and results of operations.

We may encounter difficulties with our international operations and sales which could affect our results of operations.

While we are headquartered in Israel, approximately 96.6% of our sales in 2005, 98.5% of our sales in 2006 and 96.4% of our sales in 2007 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia. This subjects us to many risks inherent in international business activities, including:

•	national standardization and certification requirements and changes in tax law and regulatory requirements;

•	longer sales cycles, especially upon entry into a new geographic market;

•	export license requirements;

•	trade restrictions;

•	changes in tariffs;

•	currency fluctuations;

•	economic or political instability;

•	greater difficulty in safeguarding intellectual property; and

•	difficulty in managing overseas subsidiaries, branches or international operations.

We may encounter significant difficulties in connection with the sale of our products in international markets as a result of one or more of these factors. In particular, the significant devaluation of the U.S. dollar vis-à-vis the NIS during 2007 had and may continue to have an adverse effect on our operations, as we derive most of our revenues in U.S. dollars while we incur most of our expenses in NIS.

Any inability to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control attestation may negatively impact the report on our financial statements to be provided by our independent auditors.

We are subject to the reporting requirements of the SEC. The SEC, as directed by Section 404 of the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the Company’s internal control over financial reporting. In addition, the Company’s independent registered public accountants must attest to and report on the effectiveness of the Company’s internal control over financial reporting. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, our independent accountants may issue an adverse opinion on our internal control over financial reporting. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares.

As a non-accelerated filer, we must now comply with the annual disclosure requirements of Section 404 regarding management’s report on internal control over financial reporting. Pursuant to Section 404(b), we will be required to provide an independent auditor’s attestation in the 2009 annual report, i.e., for the year ended December 31, 2009.

If we determine that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

Our adoption of SFAS 123(R) will result in ongoing accounting charges that will significantly reduce our net income.

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, and which became effective for public companies for annual reporting periods of fiscal years beginning after June 15, 2005. Our adoption of SFAS 123(R) required us to record an expense of $564,000 for stock-based compensation plans during 2007 and will continue to result in ongoing accounting charges that will significantly reduce our net income. See Note 6 of the Notes to the Consolidated Financial Statements for further information in our Form 20-F for 2007.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described in “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of Ordinary Shares—Passive Foreign Investment Company Status” of our Form 20-F for 2007, if for any taxable year our passive income, or our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including gain on the disposition of our ordinary shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our ordinary shares. We believe that we were not a PFIC for 2007 based upon our income, assets, activities and market capitalization during such year. However, there are no assurances that the IRS will agree with our conclusion or that we will not become a PFIC in subsequent taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Volatility of the market price of our ordinary shares could adversely affect us and our shareholders.

The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	market conditions or trends in our industry;

•	political, economic and other developments in the State of Israel and worldwide;

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors; and

•	additions or departures of key personnel.

In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. Shareholders may not be able to resell their ordinary shares following periods of volatility because of the market’s adverse reaction to such volatility and we may not be able to raise capital through an offering of securities.

From time to time we may need to raise financing. If adequate funds are not available on terms favorable to us or to our shareholders, our operations and growth strategy will be materially adversely affected.

From time to time we may be required to raise financing in connection with our operations and growth strategy. We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us. If adequate funds are not available on terms favorable to us or to our shareholders, our operations and growth strategy will be materially adversely affected.

We might not satisfy all the requirements for continued listing on the NASDAQ Capital Market, and our shares may be delisted.

Following a one-to-four reverse share split that we effected on June 16, 2008, we are currently in compliance with all requirements for continued listing on the NASDAQ Capital Market, to which we transferred from the NASDAQ Global Market on October 1, 2007. We cannot assure you, however, that we will maintain such compliance over the long term or that we will be able to maintain compliance with all of the continued listing requirements for the NASDAQ Capital Market. If we fail to comply with any of the continued listing requirements, we could be delisted from the NASDAQ Capital Market. Our shares would then be quoted on the Over-The-Counter Bulletin Board (assuming we satisfied the continued listing requirements for that quotation system). During 2007 and 2008, our share price decreased below the required minimum bid price. In addition, in 2007, we fell below the minimum $10 million shareholders’ equity requirement of the NASDAQ Global Market and we had to transfer to the NASDAQ Capital Market in order to continue to be listed on NASDAQ. The post-reverse share split price of our ordinary share is approximately $1.64 as of August 18, 2008; however, if our share price continues to decline we might be unable to satisfy the NASDAQ Capital Market continued listing requirements, including its minimum bid price of a $1 per share.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with several Arab countries. Also, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not9 obligated to perform their commitments pursuant to force majeure provisions of those contracts. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. During the third quarter of 2006, Israel was engaged in war with the Hezballah in Lebanon; however, the war did not materially affect the Company’s results. There have been extensive hostilities along Israel's border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip. Further escalation has occurred during 2008.

Since our manufacturing facilities are located exclusively in Israel, we could experience disruption of our manufacturing due to acts of terrorism or any other hostilities involving or threatening Israel. If an attack were to occur, any Israeli military response that results in the call to duty of the country’s reservists (as further discussed below) could affect the performance of our Israeli facilities for the short term. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We do not believe that the political and security situation has had any material impact on our business to date; however, we can give no assurance that it will have no such effect in the future.

Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. Because none of our revenue is currently derived from sales to these countries, we believe that the boycott has not had a material adverse effect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Given these requirements, we believe that we have operated relatively efficiently since beginning operations in 1991 and since increased hostilities with the Palestinians beginning in October 2000. In addition, our operations were not materially affected by the war with Lebanon that took place during the third quarter of 2006. However, we cannot assess what the full impact of these requirements on our workforce or business would be if the situation with the Palestinians changed, and we cannot predict the effect on our business operations of any expansion or reduction of these military reserve requirements.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar, and if the value of the New Israeli Shekel against the dollar increases.

A portion of our expenses, primarily labor expenses, is incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel. Further, during 2007 the dollar decreased in value relative to the NIS by about 9%. This trend has continued during the first seven months of 2008 by an additional devaluation of the dollar relative to the NIS by about 10%. If this trend towards devaluation continues, it, coupled with a high inflation rate in Israel, may result in higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

We currently receive grants and potential tax benefits under Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specific conditions, including making specific investments in fixed assets and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products outside of Israel or to transfer particular technology. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs, or pay increased taxes. These programs and tax benefits may be discontinued or curtailed in the future. If we do not receive these grants in the future, we will have to allocate funds to product development at the expense of other operational costs. The amount, if any, by which our taxes will increase depends upon the rate of any tax increase, the amount of any tax benefit reduction and the amount of any taxable income that we may earn in the future. If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

The Israeli Companies Law (the “Companies Law”) generally requires that a merger be approved by a company’s board of directors and by a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the statutory merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting, and which are not held by the potential merger partner (or by any person who holds 25% or more of the shares of capital stock or the right to appoint 25% or more of the directors of the potential merger partner or its general manager), vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies by each of the merging companies, and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than do U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such a stock-for-stock swap.

These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger with us or an acquisition of us. This result could prevent a change of control over us and depress our ordinary shares’ market price which otherwise might rise as a result of such a change of control.

It may be difficult to (i) effect service of process, (ii) assert U.S. securities laws claims and (iii) enforce U.S. judgments in Israel against directors, officers and auditors named in this annual report.

We are incorporated in Israel. All of our executive officers and directors named in this annual report are non-residents of the United States, except for Avi Zamir who is a resident of the United States. A substantial portion of our assets and the assets of such persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

Our ordinary shares are listed for trading on the NASDAQ, and since February 20, 2006, on the Tel-Aviv Stock Exchange (the “TASE”). Trading in our ordinary shares are traded on these markets in different currencies (U.S. dollars on the NASDAQ and New Israeli Shekels on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is currently lower compared to the trading volume on the NASDAQ, and as such, could be subject to higher volatility. The trading prices of our ordinary shares on these two markets are expected to often differ, resulting from as a result of the factors described above, as well as in this paragraph, and because of differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Relating to Our Traded Securities

The market price of our ordinary shares may be volatile, and our investors may not be able to resell the shares at or above the price they paid, or at all.

During the past few years, the worldwide stock markets have experienced high price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect market price of our ordinary shares. The high and low market prices of our ordinary shares traded on the NASDAQ Capital Market and the TASE during each of the last three years and during the current year through August 18 are summarized in the table below.

	NASDAQ Capital Market		TASE
	In $		In NIS
	High	Low	High	Low
2008 (through August 18)	3.40	1.60	12.24	5.60
2007	12.72	2.80	53.44	11.12
2006	20.20	6.96	96.16	31.48
2005	14.36	5.40	N/A	N/A

The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:
•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new products or service offerings by us or by our competitors;

•	changes in product pricing policies by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our shares by existing shareholders; and

•	the loss of any of our key personnel.

In addition, economic, political and market conditions, and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

Future sales of our shares to be registered for resale in the public market, as well as conversion of our convertible securities, could dilute the ownership interest of our existing shareholders and could cause the market price for our ordinary shares to fall.

As of August 18, 2008, we had 5,076,174 ordinary shares outstanding (excluding 30,843 shares that were repurchased by us in the over-the-counter market in March and April 2001). In addition, we reserved 1,097,898 ordinary shares for issuance under the RADCOM Ltd. 1998 Share Option Plan, RADCOM Ltd. 1998 Employees Bonus Plan, the RADCOM Ltd. International Employee Stock Option Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan.

In May 2004, pursuant to agreements entered into with certain investors, we registered for resale 962,885 ordinary shares and 240,722 ordinary shares underlying warrants.

The exercise of options by our employees, and the exercise of warrants by investors would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon exercise of options or conversion of convertible securities could adversely affect the market prices of our ordinary shares. If a large number of our ordinary shares are sold in a short period, the price of our ordinary shares would likely decrease.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus (including documents incorporated by reference herein) may contain forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	our ability to successfully penetrate into new markets in which have limited history and gain market acceptance for our new tools and services;

•	our ability to accurately predict and respond to market developments or demands;

•	the impact of failures to accurately estimate the costs of fixed-price projects, which may result in lower margins or losses;

•	fluctuations in inflation and currency rates;

•	changes in general economic and business conditions;

•	decline in the demand for the Company’s products;

•	inability to timely develop and introduce new technologies, products and applications;

•	loss of market share;

•	pressure on prices resulting from competition; and

•	the risks discussed in the Risk Factor section of this prospectus and in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of our Form 20-F for 2007.

In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

THE OFFERING AND LISTING

Aggregate number of ordinary shares offered by the selling shareholders	976,564 ordinary shares

Aggregate number of ordinary shares offered issuable upon exercise of warrants offered by the selling shareholders	501,301 ordinary shares

Ordinary shares to be outstanding after this offering	5,076,174 ordinary shares (subject to certain exclusions listed below)

Use of proceeds
We will not receive any proceeds from the sale of ordinary shares by the selling shareholders, but we will receive proceeds from the exercise of the Warrants. If the Warrants are exercised in full for cash, we would realize proceeds before expenses, in the amount of $1,491,663.

NASDAQ Capital Market symbol	RDCM

Tel-Aviv Stock Exchange symbol	RDCM

The number of ordinary shares to be outstanding after this offering excludes (i) the exercise of 827,931 options, (ii) the exercise of 501,301 warrants and (iii) 30,843 shares that were repurchased by us in March and April 2001.

PRICE RANGE OF OUR SHARES

The following table sets forth the high and low bid prices of our ordinary shares as reported by the NASDAQ Global Market and the NASDAQ Capital Market, as applicable, for the calendar periods indicated:

	High	Low

2003	$8.76	$2.56
2004	$11.12	$4.00
2005	$14.36	$5.40
2006	$20.20	$6.96
2007	$12.72	$2.80

2006

First Quarter	$20.20	$12.64
Second Quarter	$11.96	$8.00
Third Quarter	$12.72	$6.96
Fourth Quarter	$13.04	$9.44

2007

First Quarter	$12.72	$10.40
Second Quarter	$11.28	$5.32
Third Quarter	$5.60	$2.80
Fourth Quarter	$4.20	$2.88

2008

First Quarter	$3.40	$1.80
Second Quarter	$2.80	$1.94
Third Quarter (through August 18, 2008)	$2.38	$1.60

Most recent six months

February 2008	$3.40	$2.76
March 2008	$2.80	$1.80
April 2008	$2.64	$2.20
May 2008	$2.72	$2.24
June 2008	$2.80	$1.94
July 2008	$2.38	$1.60

Dual Listing

In addition to trading on the NASDAQ Capital Market (to which we transferred in October 2007 from the NASDAQ Global Market), on February 20, 2006, our ordinary shares began trading on the TASE.

Tel-Aviv Stock Exchange

The following table sets forth the high and low bid prices of our ordinary shares as reported by the TASE for the calendar periods indicated:

2006

	High	Low

2006 (February 20, 2006 through December 31, 2006)	NIS 96.16	NIS 31.48

First Quarter (February 20, 2006 through March 31, 2006)	NIS 96.16	NIS 76.32

Second Quarter	NIS 81.32	NIS 37.92

Third Quarter	NIS 52.04	NIS 31.48

Fourth Quarter	NIS 55.00	NIS 42.00

2007

First Quarter	NIS 53.44	NIS 42.48

Second Quarter	NIS 47.80	NIS 21.70

Third Quarter	NIS 23.80	NIS 12.08

Fourth Quarter	NIS 16.36	NIS 11.12

2008

First Quarter	NIS 12.24	NIS 6.76

Second Quarter	NIS 10.00	NIS 7.60

Third Quarter (through August 18, 2008)	NIS 8.10	NIS 5.60

Most recent six months

February 2008	NIS 12.24	NIS 10.20

March 2008	NIS 11.00	NIS 6.76

April 2008	NIS 9.20	NIS 7.60

May 2008	NIS 10.00	NIS 7.88

June 2008	NIS 8.80	NIS 7.74

July 2008	NIS 8.10	NIS 6.17

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth our capitalization and indebtedness as of December 31, 2007, and as adjusted to give effect to the sale of the 976,564 shares, the issuance of 325,520 ordinary shares underlying the PIPE Warrants, at an exercise price of $3.20 per share, and the issuance of 175,781 ordinary shares underlying the Plenus Warrant, at an exercise price of $2.56 per share.

	Actual	As Adjusted
	(in thousands)
Indebtedness
Venture loan	0	2,234

Shareholders’ equity
Share capital - ordinary shares of NIS 0.20 par value (9,997,670 shares authorized; 4,091,222 actual shares issued and 5,569,087 as adjusted shares issued)	122	204
Additional paid-in capital	48,328	52,417
Accumulated deficit	(40,872)	(40,872)
Total shareholders’ equity	7,578	11,749
Total capitalization	7,578	13,983

 REASONS FOR THE OFFER AND USE OF PROCEEDS

We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders in this offering. If the warrants are exercised in full for cash, we would realize proceeds before expenses, in the amount of $1,491,663 The net proceeds of the exercise of the warrants will be used for working capital and general corporate purposes, and in accordance with our budget, as it is approved by our Board of Directors from time to time. We will bear the costs, other than underwriting commissions, associated with the sales of ordinary shares.

SELLING SHAREHOLDERS

This prospectus covers the resale, from time to time, by the selling shareholders of up to 1,477,865 ordinary shares, of which:

•	976,564 ordinary shares were purchased by the selling shareholders in February 2008 under the Share and Warrant Purchase Agreement between us and the selling shareholders;

•	325,520 ordinary shares are issuable upon exercise of warrants granted to the selling shareholders under the Share and Warrant Purchase Agreement; and

•	175,781 ordinary shares are issuable upon exercise of warrants granted to Plenus under the Loan Agreement.

For additional information regarding the offering, see “Prospectus Summary—The Transactions” above. We are registering the ordinary shares in order to permit the selling shareholders to offer the shares for resale from time to time. To our knowledge, except as indicated in the table below, none of the selling shareholders have held any position or office, or had any material relationship with us, our predecessors, or affiliates, within the past three years, or are a registered broker-dealer or an affiliate of a registered broker-dealer which may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with these sales.

In accordance with the Share and Warrant Purchase Agreement, we agreed to use our best efforts to cause a registration statement, among other things, to remain continuously effective until the earliest of (i) the second anniversary of the effective date of the registration statement, (ii) the date on which all of the shares issued and shares underlying warrants issued to the selling shareholders as described above have been sold hereunder or (iii) the date on which all of the shares issued and shares underlying warrants issued to the selling shareholders as described above can be sold by holders thereof without limitation as to volume, pursuant to Rule 144 promulgated under the Securities Act. Pursuant to the Loan Agreement, as amended to date, we agreed to prepare and file with the SEC, not later than August 15, 2008, a registration statement on Form F-3 to enable the resale of the shares underlying the Plenus Warrant, as described above. In accordance with the Loan Agreement, we agreed to use our best efforts to cause a registration statement, among other things, to remain continuously effective until the earliest of (i) the fifth anniversary of the Loan Agreement’s closing date, (ii) the date on which all of the shares underlying warrants issued to the selling shareholders as described above have been sold hereunder or (iii) the date on which all of the shares underlying warrants issued to the selling shareholders as described above can be sold by holders thereof without limitation as to volume pursuant to Rule 144 promulgated under the Securities Act.

The following table presents information provided by the selling shareholders with respect to beneficial ownership of our ordinary shares as of July 31, 2008, and as adjusted to reflect the sale of the shares offered by the selling shareholders under this prospectus, assuming that all ordinary shares being offered under this prospectus are ultimately sold in the offering. The table includes all shares issuable within 60 days of July 31, 2008 upon the exercise of warrants beneficially owned by the indicated shareholders on that date. The applicable percentage of ownership of the Company’s outstanding shares for each selling shareholder is based on 5,076,174 ordinary shares outstanding as of July 31, 2008, and such number of ordinary shares issuable upon exercise of the warrants held by that selling shareholder (excluding 30,843 shares that were repurchased by us in March and April 2001. Beneficial ownership as set forth below includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. To our knowledge, the persons named in the table have sole voting power, sole investment control, and the sole right to receive the economic benefit with respect to all shares listed, except as set forth in the table below.

	Ordinary Shares Beneficially Owned Prior to Offering		Ordinary Shares Being Offered(4)	Ordinary Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Name of Beneficial Owner
Zohar Zisapel (1) (2) (3) 24 Raoul Wallenberg Street Tel-Aviv 69719, Israel	911,586	17.9%	859,375	1,770,961	31.6%

Plenus II, Limited Partnership (6) Plenus II (D.C.M.), Limited Partnership (6) Plenus III, Limited Partnership (6) Plenus III (D.C.M.), Limited Partnership (6) Plenus III (2), Limited Partnership(6) Plenus III (C.I.), L.P.(6) 16 Abba Eben Avenues Herzliya Pituach Israel	0	0%	175,781	175,781	3.2%

Summit Capital Management L.P.(7) 3 Azrieli Center, Triangular Building, 40th floor 132 Menachem Begin Road, Tel Aviv 67023, Israel	0	0%	65,104	65,104	1.2%

BCS Growth Fund (Israel) L.P.(8) 3 Daniel Frisch Street Tel-Aviv 64731, Israel	45,448	0.9%	13,021	58,469	1.0%

Benny Bergman 3 Daniel Frisch Street Tel-Aviv 64731, Israel	48,701	0.9%	26,041	74,742	1.3%

Callicropt Holdings Limited (9) Liechtenstein Street 3/15 Vienna A-1090, Austria	0	0%	52,084	52,084	0.9%

Amit Gilon (5) c/o Bank Hapoalim 71 Hamesila Street Herzliya 46580, Israel	5,000	0.1%	26,041	31,041	0.6%

Zohar Gilon (5) c/o Bank Hapoalim 71 Hamesila Street Herzliya 46580, Israel	7,500	0.1%	26,041	33,541	0.6%

Amos E. Madanes 1814 North Orleans Chicago IL 60614, USA	0	0%	52,084	52,084	0.9%

Abraham Jacob Neyman 10 Agmon Street Ramat Efal 52960, Israel	37,000	0.7%	52,084	89,084	1.6%

Judith and Jacob Richter P.O. Box 58187 Tel-Aviv 61581, Israel	0	0%	78,125	78,125	1.4%

Amos and Daughter Investments and Properties Ltd. (10) P.O. Box 21633 Tel-Aviv, Israel	28,449	0.5%	52,084	80,533	1.4%

(1)	Mr. Zisapel is the current Chairman of the Company’s Board of Directors.

(2)	Includes beneficial ownership of Messrs. Zohar Zisapel and Yehuda Zisapel of ordinary shares held by RAD Data Communications Ltd., an Israeli company.

(3)
Includes 44,460 ordinary shares owned of record by RAD Data Communications, 13,625 ordinary shares owned of record by Klil and Michael Ltd., an Israeli company and 25,000 ordinary shares issuable upon exercise of options exercisable within 60 days of July 31, 2008. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on Mr. Zohar Zisapel’s Schedule 13G/A, filed with the SEC on February 12, 2008.

(4)	Includes ordinary shares and ordinary shares underlying Warrants.

(5)	Zohar Gilon is a member of the Company’s Board of Directors. Amit Gilon is his son.

(6)
Aharon Dovrat, Shlomo Dovrat, Harel Beit On, Avi Zeevi, Moti Weiss, Ruthi Simha and Shlomo Karako are shareholders and/or directors of Plenus Management (2004) Ltd. (“Plenus Management (2004)”), which is the management company of Plenus II, Limited Partnership and Plenus II (D.C.M.), Limited Partnership, and therefore, such individuals indirectly, through Plenus Management (2004), have shared voting and investment control of the securities held by Plenus II, Limited Partnership and Plenus II (D.C.M.), Limited Partnership. Aharon Dovrat, Shlomo Dovrat, Harel Beit On, Avi Zeevi, Moti Weiss, Ruthi Simha and Shlomo Karako are shareholders and/or directors of Plenus Management III 2007 Ltd. (“Plenus Management III 2007”), which is the management company of Plenus III, Limited Partnership, Plenus III (D.C.M.), Limited Partnership, Plenus III (2), Limited Partnership and Plenus III (C.I.), L.P., and therefore, such individuals indirectly, through Plenus Management III 2007 have shared voting and investment control of the securities held by Plenus III, Limited Partnership, Plenus III (D.C.M.), Limited Partnership, Plenus III (2), Limited Partnership and Plenus III (C.I.), L.P.

(7)	Modi Ashkanazi is the General Manager of Summit Capital Management L.P. and has sole voting and investment control of the securities held by Summit Capital Management L.P.

(8)	The board of directors of BCS Growth Fund (Israel) L.P., by majority vote, has sole voting and investment control of the securities held by BCS Growth Fund (Israel) L.P.

(9)	Joseph Shefet is the Manager of Callicropt Holdings Limited. and has sole voting and investment control of the securities held by Callicropt Holdings Limited.

(10)	Eri Steimatzky is a director of Amos and Daughter Investments and Properties Ltd. and has sole voting and investment control of the securities held by Amos and Daughter Investments and Properties Ltd.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, transferees or other successors-in-interest may, from time to time, sell any or all of their ordinary shares being offered under this prospectus, on the NASDAQ Capital Market or any other stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•	an exchange transaction in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the Registration Statement of which this prospectus is a part is declared effective by the SEC;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	sales on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	sales in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through put or call option transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the Registration Statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the Registration Statement of which this prospectus is a part.

The selling shareholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the ordinary shares offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling shareholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling shareholder and purchaser is responsible for paying any discounts, commissions, and similar selling expenses they incur.

The selling shareholders and we have agreed to indemnify one another against certain losses, damages, and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until such date as is the earlier of (i) the date when all the ordinary shares covered by this prospectus have been sold or (ii) the date on which the ordinary shares may be sold without any restriction pursuant to Rule 144(k) (or any successor rule) or any other provision under Rule 144 that permits the selling shareholders to sell their ordinary shares without respect to any volume limitations or manner of sale restrictions as determined by our counsel pursuant to a written opinion letter, addressed to our transfer agent to such effect. If at any time and for any reason, an additional registration statement is required to be filed because at such time the actual number of ordinary shares into which the outstanding warrants are then exercisable exceeds the number of shares remaining unsold under the Registration Statement, we shall have 30 business days to file such additional registration statement, and we are required to use our best efforts to cause such additional registration statement to be declared effective by the SEC as soon as possible, but in no event later than 75 days after filing.

EXPENSES

We are paying substantially all of the expenses of registering the ordinary shares under the Securities Act and of compliance with blue-sky laws, including registration and filing fees, printing and duplication expenses, administrative expenses, our legal and accounting fees and the legal fees of counsel on behalf of the selling shareholders. We estimate these expenses to be approximately $36,617.72, which include the following categories of expenses:

SEC registration fee	$117.72
Legal fees and expenses	$30,000
Accounting fees and expenses	$6,000
Miscellaneous expenses	$500

Total	$36,617.72

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.

EXPERTS

The consolidated financial statements of Radcom Ltd. and its subsidiary as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2007 financial statements refers to a change in the method of accounting for share-based compensation upon adoption of Financial Accounting Standards Board Statement 123(R), “Share-Based Payment” beginning January 1, 2006.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon some of our directors and officers and the Israeli experts named in this prospectus who reside outside the United States may be difficult to obtain within the United States. Furthermore, because some of our principal assets and some of our directors and officers are located outside the United States, court judgments obtained in the United States, including those predicated on the civil liability provisions of United States federal securities laws, against us or any of our directors and officers who reside outside the United States, may not be collectible within the United States or Israel. It may be also difficult to bring an original action in an Israeli court to enforce liabilities against us or against any of our directors and officers, based upon the United States federal securities laws.

We have been informed by our legal counsel in Israel that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act, in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
•	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in a foreign court.

We have irrevocably appointed RADCOM Equipment Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of New Jersey arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Registration Statement on Form F-3 with the SEC for the shares being offered pursuant to this prospectus. This prospectus does not include all of the information contained in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document.

We are required to file annual reports and other information with the SEC. You can read our SEC filings, including the Registration Statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to certain of the informational requirements of the Exchange Act. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file quarterly reports or to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with or submit to it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:

(i)   Our annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008;

(ii)   Our reports on Form 6-K furnished to the SEC on March 17, 2008, April 1, 2008, April 28, 2008, May 6, 2008 , June 5, 2008, July 24, 2008 and August 5, 2008 regarding our 2008 financial results and recent transactions.

(iii)   The description of our ordinary shares contained in our registration statement on Form 8-A, filed with the SEC on September 19, 1997, and any amendment or report filed for the purpose of updating such description.

In addition, all subsequent annual reports on Form 20-F, and all of our subsequent filings on Form 6-K filed by us pursuant to the Exchange Act, prior to the termination of the offering, and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the Registration Statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a document states that one of its exhibits is incorporated into the document itself). Such requests should be directed to Jonathan Burgin, Chief Financial Officer, c/o RADCOM Ltd., 24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel, facsimile number 972-3-647-4681. Our corporate website address is http://www.radcom.com. The information on our website is not intended to be a part of this prospectus.

1,477,865 Ordinary Shares

RADCOM LTD.
___________

PROSPECTUS
_______________

August 26, 2008